PYROGENESIS AST

Appointment of Proxyholder

I/We, being holder(s) of common shares of PyroGenesis Canada Inc. (the “Corporation”), hereby appoint: P. Peter Pascali, Chief Executive Officer of the Corporation, or in lieu of the foregoing, Alan Curleigh, Acting Chief Financial Officer of the Corporation OR

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Corporation to be held online via live audio webcast at https://web.lumiagm.com/414668875 at 9:30 a.m. (Eastern Time) on September 22, 2020 (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

If you appoint a proxyholder other than the two individuals listed above, you MUST return your proxy by mail, fax or email and have the appointee call AST at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) by no later than 9:30 a.m. (Eastern Time) on September 18, 2020, or 48 hours (excluding Saturdays, Sundays and holidays) prior to the adjournment of the Meeting. Failing to do so will result in the proxyholder not receiving his own 13-digit control number, which is required to vote at the Meeting.

Management recommends voting FOR the following Resolutions. Please use a dark black pencil or pen.

1. Election of Directors	FOR	WITHHOLD
1. P. Peter Pascali
2. Robert Radin
3. Andrew Abdalla
4. Dr. Virendra Jha
5. Michael Blank
6. Rodayna Kafal
7. Rodney Beveridge

2. Appointment of Auditor	FOR	VITHHOLD
Appointment of KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix their
remuneration

3. Stock option plan	FOR	AGAINST
To reapprove the stock option plan implemented by the Corporation in June 2011 in which 10% of the issued Common Shares of the Corporation are reserved for issuance to directors, officers, employees and other service providers of the Corporation

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to the AST website https://ca.astfinancial.com/financialstatements and input code 6035A.

□ I would like to receive quarterly financial statements

□ I do not want to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s)	Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by September 18, 2020 at 9:30 a.m. (Eastern Time).

Proxy Form – Annual and Special Meeting of Shareholders of PyroGenesis Canada Inc. to be held on September 22, 2020 (the “Meeting”)

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

AST

How to Vote

	INTERNET	TELEPHONE

•	Go to	Use any touch-tone phone, call toll
	www.astvotemyproxy.com	free in Canada and United States
•	Cast your vote online	1-888-489-7352 and follow the
•	View Meeting documents	voice instructions

To vote using your smartphone,

please scan this QR Code

To vote by telephone or Internet you will need your control number. If you vote by telephone or Internet, do not return this proxy.

MAIL, FAX OR EMAIL

•	Complete and return your signed proxy in the envelope provided or send to:

AST Trust Company (Canada) (“AST”)

P.O. Box 721

Agincourt, ON M1S 0A1

•	You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxyvote@astfinancial.com.

An undated proxy is deemed to bear the date on which it is mailed by Management to you.

All proxies must be received by September 18, 2020 at 9:30 a.m. (Eastern Time).